FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 4, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

For a description of the Group's basis of measurement and methodologies, refer to pages 229 to 231 of the Group's 2011 Annual Report and Accounts.

Following the implementation of CRD III at 31 December 2011, the Group is required to calculate: (i) an additional capital charge based on a stressed calibration of the VaR model - Stressed VaR; (ii) an Incremental Risk Charge to capture the default and migration risk for credit risk positions in the trading book; and (iii) an All Price Risk measure for correlation trading positions, subject to a capital floor that is based on standardised securitisation charges. The CRD III capital charges at 31 March 2012 are shown in the table below:

	31 March 2012	31 December 2011
	£m	£m

Stressed VaR	1,793	1,682
Incremental Risk Charge	659	469
All Price Risk	262	297

The Group's US trading subsidiary was included in the internal models in March 2012 resulting in an increase in Incremental Risk Charge and Stressed VaR.

Daily distribution of Markets trading revenues

http://www.rns-pdf.londonstockexchange.com/rns/7230C_-2012-5-3.pdf

Note:

(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

Risk and balance sheet management (continued)

Market risk (continued)

Key points

•
Markets delivered higher trading revenues in Q1 2012 than in Q4 2011. This reflected the temporary improvement in global markets sentiment following the approval of Greece's bailout and debt restructuring and increased liquidity in Europe as a result of the European Central Bank's Long-Term Refinancing Operation programme.

•
A higher volume of client activity and normalised bid-offer spreads contributed to more stable and consistent revenues compared with Q4 2011, as seen by trends in average daily revenue and standard deviation. The average daily revenue in Q1 2012 was £27 million compared with £9 million in Q4 2011. The standard deviation of the daily revenues in Q1 2012 was £15 million, down from £18 million in Q4 2011.

•	The number of days with negative revenue decreased from 18 in Q4 2011 to two in Q1 2012, primarily reflecting the factors discussed above.

•
The two most frequent results were daily revenue of: (i) between £15 million and £20 million, and (ii) between £25 million and £30 million, each of which occurred 13 times in Q1 2012. In Q4 2011, the most frequent result was daily revenue of between zero and £5 million, which occurred 12 times.

VaR disclosures
Counterparty Exposure Management (CEM) manages the OTC derivative counterparty credit and funding risk on behalf of Markets, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions CEM enters into are booked in the trading book, and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR for regulatory capital. In the interest of transparency and to more properly represent the exposure, CEM exposure and total VaR excluding CEM are disclosed separately.

The table below details VaR for the Group's trading portfolios, analysed by type of market risk exposure, and between Core, Non-Core, CEM and the Group's total trading VaR excluding CEM.

Risk and balance sheet management (continued)

Market risk (continued)

	Quarter ended
	31 March 2012				31 December 2011				31 March 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	73.8	68.3	95.7	51.2	62.5	68.1	72.3	50.8	60.4	60.2	79.2	42.1
Credit spread	84.2	88.5	94.9	72.6	68.4	74.3	78.5	57.4	134.1	97.7	151.1	97.7
Currency	12.5	11.1	21.3	8.2	10.9	16.2	19.2	5.7	12.2	10.5	18.0	8.1
Equity	7.5	6.3	12.5	4.7	8.3	8.0	12.5	5.0	11.1	10.7	14.5	8.0
Commodity	2.5	1.3	6.0	1.0	4.3	2.3	7.0	2.0	0.2	0.1	0.7
Diversification (1)		(69.0)				(52.3)				(71.1)

Total	116.6	106.5	137.0	97.2	109.7	116.6	132.2	83.5	156.4	108.1	181.3	108.1

Core	82.8	74.5	118.0	63.6	77.3	89.1	95.6	57.7	108.2	72.2	133.9	72.2
Non-Core	38.7	39.3	41.9	34.2	35.2	34.6	40.7	30.0	113.9	109.4	128.6	104.1

CEM (2)	79.1	78.5	84.2	73.3		75.8				43.9

Total (excluding CEM) (2)	53.5	56.6	76.4	41.0		49.7				110.8

Notes:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

(2)
CEM and total trading VaR excluding CEM for Q1 2012 have been presented on a minimum, maximum, average and period end basis. For comparative purposes, the period end VaR figures have been shown for Q4 2011 and Q1 2011.

Key points

•
The Group's average and maximum total trading VaR and interest rate trading VaR were slightly higher during Q1 2012 than Q4 2011. This was largely driven by pre-hedging activity ahead of UK Gilt and Japanese Government bond auctions in which RBS participated.

•
The eurozone sovereign crisis caused unrest in the credit markets over the quarter as France was downgraded and Greece's debt refinancing raised concerns over Italy and Spain's ability to refinance their debt. This caused credit spreads to widen over the majority of the quarter and impacted the Group's credit spread exposure, resulting in a higher average and maximum credit spread VaR in Q1 2012 than in Q4 2011.

•	Non-Core trading VaR showed a slight increase over Q1 2012 due to increased hedging activities in CEM as counterparty credit risks deteriorated.

Risk and balance sheet management (continued)

Market risk (continued)
The table below details VaR for the Group's non-trading portfolio, excluding the structured credit portfolio (SCP) and loans and receivables (LAR), analysed by type of market risk exposure and between Core, Non-Core CEM, and the Group's total non-trading VaR excluding CEM.

	Quarter ended
	31 March 2012				31 December 2011				31 March 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	9.6	8.7	10.7	8.7	9.7	9.9	10.9	8.8	7.8	7.0	10.8	6.5
Credit spread	13.9	15.2	15.4	12.9	13.9	13.6	15.7	12.1	23.8	22.5	39.3	14.2
Currency	3.7	3.3	4.5	3.2	3.5	4.0	5.1	2.4	0.6	0.6	1.8	0.1
Equity	1.9	1.8	1.9	1.8	1.9	1.9	2.0	1.8	2.5	2.3	3.1	2.2
Diversification (1)		(10.8)				(13.6)				(5.4)

Total	15.7	18.2	18.3	13.6	16.3	15.8	20.0	14.2	26.5	27.0	41.6	13.4

Core	15.7	18.8	19.0	13.5	16.0	15.1	18.9	14.1	25.5	26.1	38.9	13.5
Non-Core	2.5	2.4	2.6	2.4	3.4	2.5	3.9	2.5	2.6	2.4	3.4	2.2

CEM (2)	1.0	0.9	1.0	0.9		0.9				0.3
Total excluding CEM (2)	15.7	17.4	17.8	13.5		15.5				27.0

Notes:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

(2)
CEM and total non-trading VaR excluding CEM for Q1 2012 have been presented on a minimum, maximum, average and period end basis. For comparative purposes, the period end VaR figures have been shown for Q4 2011 and Q1 2011.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio (SCP)

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2012
1-2 years	-	-	-	54	54	-	-	-	48	48
2-3 years	-	-	9	153	162	-	-	9	143	152
4-5 years	-	18	30	93	141	-	17	23	86	126
5-10 years	-	368	254	248	870	-	334	167	210	711
>10 years	1,115	432	833	557	2,937	202	368	569	319	1,458

	1,115	818	1,126	1,105	4,164	202	719	768	806	2,495

31 December 2011
1-2 years	-	-	-	27	27	-	-	-	22	22
2-3 years	-	-	10	196	206	-	-	9	182	191
4-5 years	-	37	37	95	169	-	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775

	2,212	982	781	1,179	5,154	796	860	514	868	3,038

31 March 2011
1-2 years	-	19	-	38	57	-	18	-	34	52
2-3 years	12	19	43	70	144	12	17	42	64	135
3-4 years	-	5	11	206	222	-	5	10	194	209
4-5 years	15	15	-	36	66	15	14	-	33	62
5-10 years	96	467	313	385	1,261	85	435	232	342	1,094
>10 years	397	624	561	530	2,112	154	500	400	369	1,423

	520	1,149	928	1,265	3,862	266	989	684	1,036	2,975

Note:

(1)
MBS include sub-prime RMBS with a notional amount of £396 million (31 December 2011 - £401 million; 31 March 2011 - £455 million) and a fair value of £258 million (31 December 2011 - £252 million; 31 March 2011 - £330 million), all with residual maturities of greater than ten years.

The Structured Credit Portfolio is within Non-Core. The risk in this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and RWA basis.

Key point

•
The CDO drawn notional was lower at 31 March 2012 than at 31 December 2011 due to the liquidation of legacy commercial real estate CDOs. Following the liquidation, the majority of the underlying assets were sold and the retained MBS assets were added to the MBS portfolio, increasing the drawn notional at 31 March 2012.

Additional information

	31 March 2012	31 December 2011

Ordinary share price	£0.276	£0.202

Number of ordinary shares in issue	59,546m	59,228m

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2011 will be filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

These first quarter 2012 results have not been audited or reviewed by the auditors.

Financial calendar

2012 interim results	Friday 3 August 2012

2012 third quarter interim management statement	Friday 2 November 2012

Appendix 1

Income statement reconciliations

Appendix 1 Income statement reconciliations

	Quarter ended
	31 March 2012			31 December 2011			31 March 2011
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	5,017	-	5,017	5,234	-	5,234	5,402	(1)	5,401
Interest payable	(2,010)	(8)	(2,018)	(2,158)	(2)	(2,160)	(2,100)	-	(2,100)

Net interest income	3,007	(8)	2,999	3,076	(2)	3,074	3,302	(1)	3,301

Fees and commissions receivable	1,487	-	1,487	1,590	-	1,590	1,642	-	1,642
Fees and commissions payable	(290)	-	(290)	(573)	-	(573)	(260)	-	(260)
Income from trading activities	1,264	(1,052)	212	242	(480)	(238)	1,570	(735)	835
Gain/(loss) on redemption of own debt	-	577	577	-	(1)	(1)	-	-	-
Other operating income (excluding insurance net premium income)	725	(1,472)	(747)	405	(200)	205	710	(319)	391
Insurance net premium income	938	-	938	981	-	981	1,149	-	1,149

Non-interest income	4,124	(1,947)	2,177	2,645	(681)	1,964	4,811	(1,054)	3,757

Total income	7,131	(1,955)	5,176	5,721	(683)	5,038	8,113	(1,055)	7,058

Staff costs	(2,221)	(349)	(2,570)	(1,781)	(212)	(1,993)	(2,320)	(79)	(2,399)
Premises and equipment	(550)	(13)	(563)	(575)	(99)	(674)	(556)	(15)	(571)
Other administrative expenses	(819)	(197)	(1,016)	(838)	(458)	(1,296)	(865)	(56)	(921)
Depreciation and amortisation	(394)	(74)	(468)	(450)	(63)	(513)	(380)	(44)	(424)
Write down of goodwill and other intangible assets	-	-	-	-	(91)	(91)

Operating expenses	(3,984)	(633)	(4,617)	(3,644)	(923)	(4,567)	(4,121)	(194)	(4,315)

Profit before other operating charges	3,147	(2,588)	559	2,077	(1,606)	471	3,992	(1,249)	2,743
Insurance net claims	(649)	-	(649)	(529)	-	(529)	(912)	-	(912)

Operating profit/(loss) before impairment losses	2,498	(2,588)	(90)	1,548	(1,606)	(58)	3,080	(1,249)	1,831
Impairment losses	(1,314)	-	(1,314)	(1,692)	(226)	(1,918)	(1,947)	-	(1,947)

Operating profit/(loss)	1,184	(2,588)	(1,404)	(144)	(1,832)	(1,976)	1,133	(1,249)	(116)

Appendix 1 Income statement reconciliations (continued)

	Quarter ended
	31 March 2012			31 December 2011			31 March 2011
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	1,184	(2,588)	(1,404)	(144)	(1,832)	(1,976)	1,133	(1,249)	(116)
Own credit adjustments (1)	(2,456)	2,456	-	(472)	472	-	(560)	560	-
Asset Protection Scheme (2)	(43)	43	-	(209)	209	-	(469)	469	-
Payment protection Insurance costs	(125)	125	-	-	-	-	-	-	-
Sovereign debt impairment	-	-	-	(224)	224	-	-	-	-
Amortisation of purchased intangible assets	(48)	48	-	(53)	53	-	(44)	44	-
Integration and restructuring costs	(460)	460	-	(478)	478	-	(145)	145	-
Gain/(loss) on redemption of own debt	577	(577)	-	(1)	1	-	-	-	-
Strategic disposals	(8)	8	-	(82)	82	-	(23)	23	-
Bank levy	-	-	-	(300)	300	-	-	-	-
Bonus tax	-	-	-	-	-	-	(11)	11	-
Write-down of goodwill and other intangible assets	-	-	-	(11)	11	-	-	-	-
RFS Holdings minority interest	(25)	25	-	(2)	2	-	3	(3)	-

Loss before tax	(1,404)	-	(1,404)	(1,976)	-	(1,976)	(116)	-	(116)
Tax (charge)/credit	(139)	-	(139)	186	-	186	(423)	-	(423)

Loss from continuing operations	(1,543)	-	(1,543)	(1,790)	-	(1,790)	(539)	-	(539)
Profit from discontinued operations, net of tax	5	-	5	10	-	10	10	-	10

Loss for the period	(1,538)	-	(1,538)	(1,780)	-	(1,780)	(529)	-	(529)
Non-controlling interests	14	-	14	(18)	-	(18)	1	-	1

Loss attributable to ordinary and B shareholders	(1,524)	-	(1,524)	(1,798)	-	(1,798)	(528)	-	(528)

Notes:

(1)
Reallocation of £1,009 million loss (Q4 2011 - £272 million; Q1 2011 - £266 million) to income from trading activities and £1,447 million loss (Q4 2011 - £200 million; Q1 2011 - £294 million) to other operating income.

(2)	Reallocation to income from trading activities.

Appendix 2

Businesses outlined for
disposal

Appendix 2 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of Direct Line Group, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

The sale of the Group's UK branch-based businesses to Santander UK plc continues to make good progress.

The disposal of Direct Line Group, the base case plan for which is by way of a public flotation, is targeted to commence in the second half of 2012, subject to market conditions. External advisors have been appointed to assist the Group with the disposal and the process of separation is proceeding to plan. In the meantime, the business continues to be managed and reported as a separate core division.

The table below shows total income and operating profit of Direct Line Group and the UK branch-based businesses.

	Total income		Operating profit before impairments		Operating profit
	Q1 2012	FY 2011	Q1 2012	FY 2011	Q1 2012	FY 2011
	£m	£m	£m	£m	£m	£m

Direct Line Group (1)	966	4,286	84	407	84	407
UK branch-based businesses (2)	226	959	118	518	79	319

Total	1,192	5,245	202	925	163	726

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	31 March 2012	31 December 2011	31 March 2012	31 December 2011	31 March 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn

Direct Line Group (1)	n/m	n/m	13.3	13.9	4.1	4.4
UK branch-based businesses (2)	10.5	11.1	19.1	19.3	1.0	1.0

Total	10.5	11.1	32.4	33.2	5.1	5.4

Notes:

(1)
Total income includes investment income of £90 million (FY 2011 - £302 million). Total assets and estimated capital include approximately £0.9 billion of goodwill, of which £0.7 billion is attributed to Direct Line Group by RBS Group.

(2)	Estimated notional equity based on 10% (2011 - 9%) of RWAs.

Appendix 2 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	Q1 2012	FY 2011
	£m	£m	£m	£m

Income statement
Net interest income	79	82	161	689
Non-interest income	24	41	65	270

Total income	103	123	226	959

Direct expenses
- staff	(18)	(20)	(38)	(158)
- other	(26)	(14)	(40)	(166)
Indirect expenses	(17)	(13)	(30)	(117)

	(61)	(47)	(108)	(441)

Operating profit before impairment losses	42	76	118	518
Impairment losses	(14)	(25)	(39)	(199)

Operating profit	28	51	79	319

Analysis of income by product
Loans and advances	28	71	99	436
Deposits	22	33	55	245
Mortgages	33	-	33	134
Other	20	19	39	144

Total income	103	123	226	959

Net interest margin	4.66%	2.88%	3.55%	3.57%
Employee numbers (full time equivalents rounded to the nearest hundred)	2,800	1,600	4,400	4,400

	Division			Total
	UK Retail	UK Corporate	Markets	31 March 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets (excluding mark-to- market derivatives)	7.1	11.6	-	18.7	18.9
Loans and advances to customers (gross)	7.3	12.0	-	19.3	19.5
Customer deposits	8.7	12.7	-	21.4	21.8
Derivative assets	-	-	0.4	0.4	0.4
Derivative liabilities	-	-	-	-	0.1
Risk elements in lending	0.5	1.0	-	1.5	1.5
Loan:deposit ratio	80%	91%	-	86%	86%
Risk-weighted assets	3.6	6.9	-	10.5	11.1

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 May 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary